Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Nine Months
Ended
January 31,
2007
(Thousands of
Dollars)

Fixed Charges:
Interest expense*	$247,286
Capitalized interest	—
Interest component of rental expense	22,012

Total fixed charges	$269,298

Earnings:
Income from continuing operations before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$854,822
Add: Interest expense*	247,286
Add: Interest component of rental expense	22,012
Add: Amortization of capitalized interest	1,187

Earnings as adjusted	$1,125,307

Ratio of earnings to fixed charges	4.18

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.